NewsRelease

Key Supporters Join TransCanada in Washington, DC
Keystone XL Needed to Support Energy Security & Jobs

Washington, DC – February 19, 2013 –TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) and key supporters of the Keystone XL pipeline gathered in Washington, DC to reiterate the facts that the pipeline remains vital to the national interest of the United States, increasing energy security, advancing energy independence, creating jobs and fuelling economic recovery.  Joining TransCanada are representatives from the National Association of Manufacturers, Veterans in Piping, the United Association, API, the US Chamber of Commerce and Michels – the primary contractor responsible for the current construction of the Gulf Coast Project.

“The quality and commitment of those standing with me today demonstrates how vital this project is to U.S. national energy security, the economy and the average American worker,” said Alex Pourbaix, TransCanada’s president of energy and oil pipelines. “Approval of Keystone XL hinges on one fundamental fact: does the U.S. want its oil from a friendly neighbor in Canada and domestic sources like the Bakken play, or does it want to continue to import higher-priced foreign oil from nations that do not support U.S. values – it is that simple.”

The U.S. consumes 15 million barrels of oil each day and imports eight to nine million barrels.  Both the U.S. Energy Information Administration and the International Energy Agency have forecast imports will remain in the 3.5-7.5 million barrels per day range well into 2035 – the need for oil remains strong.  Keystone XL and the Gulf Coast Project have the capacity to displace 830,000 barrels per day (bbl/d) of unstable foreign crude oil.  We have dedicated 250,000 bbl/d of capacity to U.S. production – a critical need for states such as Montana and North Dakota.

Besides supporting long-term U.S. energy security, Pourbaix points out the many benefits of TransCanada’s multi-billion dollar oil pipeline system, the main benefit being jobs.  The company is currently employing 4,000 American workers building the Gulf Coast Project in Texas and Oklahoma – welders, mechanics, electricians, laborers, safety coordinators, heavy equipment operators – the list goes on.  One of those workers who is benefitting from the construction of this project is Billy Rogers.

“Working on the Gulf Coast Project has afforded me a good income that allows me to support my family” said Michels employee and member of the Operating Engineers Local 139 Billy Rogers.  “In addition, the construction of this project has had a significant impact in the local communities in which we work as the hundreds of crew members spend their money locally in restaurants, grocery stores, shops - everyone is benefiting.

“Contrary to what people may see or read, as a front line worker on the Gulf Coast Project, I have personally witnessed the support from the local residents we deal with daily during construction.  They are happy to see us.”

The United Association agrees with Rogers, saying Keystone XL is a lifeline for their thousands of members.

"With over 50 per cent unemployment in our Pipeline Construction sector, Keystone XL Pipeline Project stands as the largest single private investment opportunity for a path back to a paycheck for our members”, said UA Special Representative David Barnett.

"As a veteran, I know first hand the anxiety of returning to my family and community after serving in combat and uncertain how I will make ends meet," said Training Specialist, Veterans in Piping (VIP) Mike Hazard.  "The UA's Veterans in Piping initiative is training veterans returning from Afghanistan and other far off places for jobs on the Keystone XL pipeline project.  If Keystone XL isn't approved, the U.S. will continue to rely on oil from unstable regimes instead of strengthening our relationship with Canada.  Continuing to rely on oil from unstable political regimes would be counter intuitive to the values and ideals that inspire the volunteer spirit of the American military."

The US$5.3 billion Keystone XL pipeline would put another 9,000 Americans to work constructing the line.  Besides the construction jobs, the steel pipe, thousands of fittings, hundreds of valves, fabrication of piping assemblies and structural steel for supports, and thousands of other pieces of equipment used to build such things as transformers for pumping stations, large electric motors, electrical equipment to connect the vast pipeline monitoring systems are also needed.

TransCanada alone has contracts with over 50 suppliers across the U.S.  Manufacturing locations for our equipment include: Texas, Missouri, Pennsylvania, Michigan, Oklahoma, South Carolina, Indiana, Georgia, Maryland, New York, Louisiana, Oklahoma, Minnesota, Ohio, Arkansas, Kansas, California and Pennsylvania.

Our Gulf Coast Project that is currently being constructed to deliver U.S. crude oil to U.S. refineries is over 45 per cent complete.  To date, workers have completed more than 1.25 million hours of the over four million hours needed to construct this US$2.3 billion project.  That doesn’t include the millions of hours worked by those producing all the components needed to build such a large piece of energy infrastructure.  Close to $1.2 billion worth of goods for the pipeline have been sourced from U.S. manufacturers.

"If you want to know why Americans are frustrated with Washington, you only need to look at Keystone project and the inexcusable bureaucracy and red tape,” said NAM President and CEO Jay Timmons. “In the State of the Union address and on the campaign trail, President Obama spoke a great deal about economic recovery and an ‘all-of-the-above’ energy policy. It’s beyond time for those words to be met with action. In a struggling economy, we must not pass up clear opportunities to create jobs and jumpstart growth. The Keystone XL pipeline will create thousands of manufacturing jobs while providing a supply of affordable energy to enhance manufacturers competitiveness. Keystone XL has been held up for far too long – we need approval immediately.”

"There is strong public support for Keystone XL,” said API Executive Vice President Marty Durbin.  “A recent poll we conducted reports that 69 percent – more than two-thirds – of registered voters support building the pipeline. There’s also strong support among elected officials.  A bipartisan majority of U.S. Senators and a bipartisan group of 146 House members have recently written to the president calling on him to approve the project.  Labor groups are also on board. The Keystone XL pipeline project just makes sense and should be approved without further delay. "

Finally, Keystone XL would have minimal impact on the environment – this was the conclusion of both the U.S. Department of State’s Final Environmental Impact Statement and the Nebraska Re-route Evaluation Report.  Also, the environmental impacts of the crude oil it would carry have been extremely exaggerated.

“We agree with President Obama when he said last week we need to transition toward more sustainable sources of energy and greater energy independence.  That's why TransCanada has invested over $5 billion in emission-free energy.  But a complete transition to renewable energy will take decades,’ concluded Pourbaix.  “The oil sands and their greenhouse gas emissions impact have been overstated.  As the respected Nature Science Journal stated the other week, Keystone XL will not determine whether or not the oil sands will be developed.  Nor is oil from the oil sands as ‘dirty’ as many believe.  Nature Science Journal concluded heavy oil from California is actually worse.”

Even if oil sands production doubled in the coming years as the resource continues to be developed, total global GHG emissions remain extremely low at two tenths of one per cent.  Through continuous technological improvements, oil sands producers have reduced per barrel emissions by 26 per cent since 1990.  Alberta, where the oil sands are located, is the only jurisdiction in North America that has a carbon tax and the Canadian federal government has committed to phasing out all coal-fired power facilities.

Keystone XL is the most studied cross-border pipeline ever proposed, and it remains in America’s national interests to approve a pipeline that will have a minimal impact on the environment.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "would", “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 13, 2013 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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